Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 11 DATED MARCH 25, 2013
TO THE PROSPECTUS DATED october 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 7 dated January 28, 2013, Supplement No. 8 dated February 5, 2013, Supplement No. 9 dated February 19, 2013 and Supplement No. 10 dated March 12, 2013. Unless otherwise defined in this Supplement No. 11, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the following:

•         the acquisition of a portfolio of three shopping centers; and

•         the amendment of our secured revolving credit facility.

Property Acquisitions

On March 21, 2013, we, through our wholly-owned subsidiaries, purchased a portfolio of three shopping centers (the “Portfolio”) for approximately $48.8 million, exclusive of closing costs. The Portfolio consists of (i) Kleinwood Center, a 148,963 square foot shopping center anchored by an H-E-B grocery store and located on approximately 19.9 acres of land in Spring, Texas , (ii) Murray Landing, a 64,359 square foot shopping center anchored by a Publix grocery store and located on approximately 9.8 acres of land in Irmo, South Carolina, and  (iii) Vineyard Center, a 62,821 square foot shopping center anchored by a Publix grocery store and located on approximately 9.6 acres of land in Tallahassee, Florida. We funded a portion of the purchase price through the assumption of three existing mortgages secured by each respective property within the Portfolio.  The remainder of the purchase price was funded with proceeds from this offering. The Portfolio was purchased from MCW-RC III Murray Landing, LLC, a Delaware limited liability company, MCW-RC III Kleinwood Center, L.P., a Texas limited partnership. MCW-RC III Vineyard Shopping Center, LLC, a Delaware limited liability company, Regency Realty Group, Inc., a Florida corporation, and Regency Centers, L.P., a Delaware limited partnership, all of which are not affiliated with us, our advisor or our sub-advisor.

The Portfolio is 92.2% leased to 46 tenants, including two Publix grocery stores and one H-E-B grocery store, which occupy approximately 32.3% and 29.3%, respectively, of the total rentable square feet of the entire Portfolio.  The H-E-B lease at Kleinwood Center expires in October 2023 and the average rental rate over the remaining lease term is approximately $100,314 per month.  H-E-B has six options to extend the terms of its lease at Kleinwood Center by five years each.  The Publix lease at Murray Landing expires in October 2023 and the average rental rate over the remaining lease term is approximately $38,675 per month.  Publix has six options to extend the terms of its lease at Murray Landing by five years each.  The Publix lease at Vineyard Center expires in November 2022 and the average rental rate over the remaining lease term is approximately $36,339 per month.  Publix has six options to extend the terms of its lease at Vineyard Center by five years each

The average occupancy rate of the Portfolio during each of the last four years was as follows:

Year	Average Occupancy Rate
2009	86.0%
2010	85.2%
2011	90.8%
2012	91.3%

The average effective annual rental rate per square foot, calculated as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet, for each of the last four years for the Portfolio was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2009	$14.89
2010	$14.57
2011	$14.76
2012	$14.86

The table below sets forth a schedule of expiring leases for the Portfolio by square footage and by annualized contractual base rent as of March 21, 2013.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2013	10	$395,592	10.3%	19,704	7.7%
2014	8	$250,644	6.6%	12,212	4.8%
2015	4	$133,104	3.5%	9,350	3.7%
2016	6	$299,064	7.8%	16,684	6.6%
2017	6	$276,396	7.2%	14,344	5.6%
2018	3	$206,604	5.4%	12,200	4.8%
2019	-	-	-	-	-
2020	-	-	-	-	-
2021	-	-	-	-	-
2022	3	$452,652	11.8%	44,271	17.4%
Thereafter	6	$1,810,452	47.3%	125,765	49.4%

Based on the current condition of the properties in the Portfolio, we do not believe that it will be necessary to make significant renovations to any of the properties. Our management believes that the properties in the Portfolio are all adequately insured.

Amendment of Credit Facility

On March 20, 2013, we, through our operating partnership, entered into an amendment to our secured revolving credit facility with KeyBank National Association, as lead arranger.  The amendment provides us with the ability from time to time to increase the capacity of the secured revolving credit facility up to a total of $300 million.   Additionally, the amendment increases the sublimit for swingline loans to $26.5 million and increases the sublimit for letters of credit to $26.5 million.  As of March 21, 2013, the amount outstanding under the secured revolving credit facility is $100.9 million.